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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

BEVERLY HILLS BANCORP INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
087866109
(CUSIP Number)
Ezri Namvar
Wilshire 19, LLC
12121 Wilshire Blvd., Suite 1400
Los Angeles, CA 90025
(310) 207-1000
copy to:
Barbara Polsky, Esq.
Manatt, Phelps & Phillips, LLP
11355 W. Olympic Boulevard
Los Angeles, California 90064
(310) 312-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	087866109

1	NAMES OF REPORTING PERSONS: Wilshire 19, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(FEIN: 95-7010131)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,538,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,538,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,538,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Capital contributed by members of Wilshire 19, LLC.

(2)	Percentage calculated on the basis of 18,718,166 shares of common stock issued and outstanding on October 31, 2006, as set forth in Beverly Hills Bancorp Inc.’s Form 10-Q filed on November 7, 2006, for the period ending October 31, 2006.

CUSIP No.	087866109

1	NAMES OF REPORTING PERSONS: Namco Financial, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(FEIN: 95-3838191)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,538,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,538,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,538,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Capital contributed my member of Wilshire 19, LLC.

(2)	Percentage calculated on the basis of 18,718,166 shares of common stock issued and outstanding on October 31, 2006, as set forth in Beverly Hills Bancorp Inc.’s Form 10-Q filed on November 7, 2006, for the period ending October 31, 2006.

CUSIP No.	087866109

1	NAMES OF REPORTING PERSONS: Ezri Namvar

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,538,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,538,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,538,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Capital contributed by members of Wilshire 19, LLC.

(2)	Percentage calculated on the basis of 18,718,166 shares of common stock issued and outstanding on October 31, 2006, as set forth in Beverly Hills Bancorp Inc.’s Form 10-Q filed on November 7, 2006, for the period ending October 31, 2006.

This Amendment No. 1 amends the Schedule 13D filed on December 26, 2006 (the “Initial Schedule 13D”) by Wilshire 19, LLC, Namco Financial, Inc. and Ezri Namvar (collectively, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beverly Hills Bancorp Inc., a Delaware corporation (the “Issuer”). References to this “Schedule 13D” are to the Initial Schedule 13D as amended by this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning given in the Initial Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
The following shall be added to Item 3:
The aggregate consideration paid by the Company for the purchase of an additional 250,000 shares of the Common Stock was $1,932,500, which was funded by contributions from the Company’s members.
Item 5. Interest in Securities of the Issuer
Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:
(a) – (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 4 are incorporated by reference to the cover pages of this Schedule 13D. The Reporting Persons collectively beneficially own an aggregate of 1,538,800 shares of Common Stock, constituting approximately 8.2% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding in the Issuer’s Form 10-Q for the quarter ended October 31, 2006.
(c) Since the filing of the Initial Schedule 13D, the Company purchased 250,000 shares of the Common Stock on the open market at $7.73 per share on February 7, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 9, 2007

Wilshire 19, LLC

By: Namco Financial, Inc., its Manager

/s/ Ezri Namvar
Ezri Namvar, President

Namco Financial, Inc.

/s/ Ezri Namvar
Ezri Namvar, President

/s/ Ezri Namvar
Ezri Namvar